Exhibit 99.1

SILVER WHEATON CORP.

Special Meeting of Holders of

Common Shares

August 7, 2008

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Resolution #1

On a show of hands, the Chairman declared that the disinterested shareholders approved the issuance of up to 3,039,423 additional common share purchase warrants of the Company upon the early exercise of two series of the Company's outstanding listed common share purchase warrants as more particularly described in the Management Information Circular dated July 7, 2008.